Exhibit (a)(9)

Metromedia International Group, Inc.
FOR IMMEDIATE RELEASE
Metromedia International Group, Inc. Receives Unsolicited Proposal from
Fursa Alternative Strategies LLC To Acquire All Shares of Common Stock of
Metromedia International Group, Inc. for $2.05 per Share
CHARLOTTE, North Carolina (USA), August 2, 2007 — Metromedia International Group, Inc. (the “Company” or “Metromedia”) (currently traded as: PINK SHEETS: MTRM — Common Stock, and PINK SHEETS: MTRMP — Preferred Stock) today announced that on August 1, 2007 the Company received an unsolicited letter from Fursa Alternative Strategies LLC (“Fursa”), owner of 7,907,610 shares of Company common stock (approximately 7.7% of the issued and outstanding shares as of July 17, 2007), in which Fursa proposes to acquire all issued and outstanding shares of Metromedia common stock, other than the 7,907,610 shares already owned by Fursa, at a purchase price of $2.05 per share in cash. Fursa’s proposal is subject to completion of due diligence and was accompanied by a highly confident letter from a debt financing source that is non-binding and subject to a number of conditions.
As previously announced on July 17, 2007, Metromedia has entered into a definitive agreement with CaucusCom Ventures L.P. (“Parent”) and CaucusCom Mergerco Corp. (“Merger Sub”, and together with Parent, “CaucusCom”) under which Merger Sub commenced on July 18, 2007 a tender offer for all of the shares of Metromedia’s outstanding common stock at a price of $1.80 per share in cash (the “CaucusCom Offer”). Unless the CaucusCom Offer is extended, the CaucusCom Offer and any withdrawal rights to which Metromedia’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Tuesday, August 14, 2007.
Under the terms of the CaucusCom merger agreement, the Metromedia board, consistent with its fiduciary duties, may consider certain bona fide unsolicited alternative proposals that may reasonably be expected to lead to a proposal that is reasonably capable of being consummated with results more favorable to the Company’s stockholders than would arise from the CaucusCom Offer. The Metromedia board of directors, with the assistance of its financial advisor, Evercore Group L.L.C., and its legal advisors, Paul, Weiss Rifkind, Wharton & Garrison LLP and Richards, Layton & Finger, P.A., will promptly evaluate Fursa’s proposal with respect to these criteria and determine if further consideration of Fursa’s proposal is warranted. At this time, however, the Metromedia board continues to support its recommendation that the Company’s stockholders accept the CaucusCom Offer and tender their shares in the CaucusCom Offer and, if necessary, adopt the CaucusCom merger agreement and the merger and other transactions contemplated thereby.

About Metromedia International Group, Inc.
Through its wholly owned subsidiaries, Metromedia International Group, Inc. owns interests in several communications businesses in the country of Georgia. The Company’s core businesses include Magticom, Ltd., Georgia’s leading mobile telephony operator located in Tbilisi, Georgia, Telecom Georgia, a well-positioned Georgian long distance telephony operator, and Telenet, a Georgian company providing Internet access, data communications, voice telephony and international access services.
IMPORTANT NOTICE:
Stockholders of Metromedia are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. CaucusCom has filed tender offer materials with the SEC, and Metromedia has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Metromedia at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a copy of these documents, free of charge, by directing a request to Metromedia International Group, Inc., Attention: Chief Financial Officer, 8000 Tower Point Drive, Charlotte, North Carolina 28227 or by phone at (704) 321-7380.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Metromedia files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Metromedia at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Metromedia’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
Forward-Looking Statements
This news release contains certain forward-looking statements made as of the date hereof based only on current information and expectations that are inherently subject to change and involve a number of risks and uncertainties, including in particular those that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger. Various factors beyond the control of the Company could cause or contribute to such risks and uncertainties. This also includes such factors as are described from time to time in the SEC reports filed by the Company, including the Current Annual Report on Form 10-K for the year ended December 31, 2004, and its most recently filed Form 8-K reports (dated January 6, 2005, February 9, 2005, February 17, 2005, March 9, 2005, March 23, 2005, April 19, 2005, April 20, 2005, June 7, 2005, June 17, 2005, July 12, 2005, July 18, 2005, July 25, 2005, July 28, 2005, August 3, 2005, August 10, 2005, September 8, 2005, September 19, 2005, January 31, 2006, March 8, 2006, March 15, 2006, March 17, 2006, May 11, 2006, May 18, 2006, June 26, 2006, July 14, 2006, August 8, 2006, August 15, 2006, August 22, 2006, September 27, 2006, October 2, 2006, October 10, 2006, October 24, 2006, October 25, 2006, October 30, 2006, November 16, 2006, November 17, 2006, November 20, 2006, November 30, 2006, December 5, 2006, December 13, 2006, December 15, 2006, December 18, 2006, March 1, 2007, April 26, 2007, May 1, 2007, May 25, 2007, May 30, 2007, June 27, 2007, June 28, 2007, July 17, 2007 and July 20, 2007). The Company is not under, and expressly disclaims any, obligation to update the information in this news release, for any future events or otherwise.
Please visit Metromedia’s website at www.metromedia-group.com.
For more Information please contact:
Metromedia International Group, Inc.
Ernie Pyle
Executive Vice President Finance, Chief Financial Officer and Treasurer
(704) 321-7380, or investorrelations@mmgroup.com
Mellon Investor Services

(888) 823-4441 or collect: (201) 680-6578

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